As filed with the Securities and Exchange Commission on June 13, 2008

 Registration No. 333-144400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Amendment No. 1

to

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

METRO ONE TELECOMMUNICATIONS, INC.

(Exact name of Registrant as Specified in its Charter)

Oregon	93-0995165
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

11200 Murray Scholls Place
Beaverton, Oregon  97007
(503) 643-9500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

JAMES F. HENSEL

President and Chief Executive Officer
Metro One Telecommunications, Inc.
11200 Murray Scholls Place
Beaverton, Oregon  97007
(503) 643-9500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a Copy to:

NEAL H. BROCKMEYER, Esq.
Heller Ehrman LLP
333 S. Hope Street, 39th Floor
Los Angeles, California 90071-3043
(213) 689-7507

Approximate Date of Commencement of Proposed Sale to the Public: For time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock	1,486,742 shares	$0.655	$164,265	$7(3)

(1)               The number of shares being registered consists of 1,486,742 shares of our common stock that may be sold upon the conversion of outstanding shares of series A convertible preferred stock issued at the initial and second closings of the Securities Purchase Agreement dated June 5, 2007 and August 15, 2007. Of these shares, 1,235,955 were covered by the registration statement on Form S-3 filed July 6, 2007, and an additional 250,787 shares are to be registered by this Amendment No. 1.Pursuant to Rule 416 of the Securities Act of 1933, as amended, the number of shares registered hereby shall also include an indeterminate number of additional shares of common stock that may be issued upon conversion of the series A convertible preferred stock as a result of anti-dilution provisions thereof.

(2)               Estimated solely for purposes of determining the additional registration fee on the additional 250,787 shares to be registered by this Amendment pursuant to Rule 457 of the Securities Act of 1933, as amended, based on  the average of the high and low prices reported on the Nasdaq Capital Market on June 6, 2008.

(3)               Represents the fee payable on the additional number of shares to be registered.  A fee of $79 was previously paid when the registration statement on Form S-3 was initially filed on July 6, 2007..

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JUNE 13, 2008

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PROSPECTUS

1,486,742 Shares

Metro One Telecommunications, Inc.

Common Stock

This prospectus relates to the sale of up to an aggregate of 1,486,742 shares of common stock, no par value, of Metro One Telecommunications, Inc. issuable upon conversion of our series A convertible preferred stock that may be offered and sold from time to time by the selling shareholders named in this prospectus and the persons to whom such selling shareholders may transfer their shares. The selling shareholders may sell shares at prices and on terms determined at the time of the offering. The selling shareholders may sell our common stock through ordinary brokerage transactions, directly to market makers of our shares, directly to or with the assistance of broker-dealers, who may receive compensation in excess of their customary commissions, or through any other means described in the section entitled “Plan of Distribution” beginning on page 12.

We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus.

Our common stock trades on the Nasdaq Capital Market under the symbol “INFO.”  On June 6, 2008, the last reported sale price of our common stock on the Nasdaq Capital Market was $0.6696 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June , 2008.

We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement as if we had authorized it. This prospectus and any accompanying prospectus supplements do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus and any accompanying prospectus supplements constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is correct on any date after their respective dates, even though this prospectus or any prospectus supplement is delivered or securities are sold on a later date

(i)

PROSPECTUS SUMMARY

This summary highlights only selected information contained elsewhere in this prospectus. It does not contain all of the information that is important to you before investing in our common stock. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and financial statements included or incorporated by reference herein. Unless otherwise indicated or the context otherwise required, the terms “Metro One,” “we,” “our,” and “us” refer to Metro One Telecommunications, Inc.

Forward-Looking Statements

All statements and trend analyses contained in this prospectus relative to the future constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, but do not necessarily, include words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “may,” “will,” “should,” “could,” “continue” or similar expressions. Forward-looking statements are not guarantees. They involve known and unknown business and economic risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include those discussed under “Risk Factors.” Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Metro One

Current Business

We are an experienced operator of call centers and data management services. We hope to leverage our call center expertise by providing outbound and inbound telesales (collectively, “contact services”). We began our outbound services in January 2008 and expect to earn revenues from inbound services beginning in the fourth quarter of 2008. For our outbound services, our operator agents call small businesses and provide relevant information about available telecom services to induce them to enter into agreements. By way of illustration, we have an agreement as a sub-contractor to a master agent of a large Regional Bell Operating Company (“RBOC”).  In this arrangement, our revenues are earned when the businesses we call either renew existing contracts or enter into new contracts for telephone services with the carrier. We are performing these services in our call center facility in Beaverton, Oregon which is located within our principal executive office. We expect to grow this business over the next year, marketing additional products and services to a wider customer base and have entered into two other agreements with large communications providers. We also intend to enter into agreements to provide other non-directory assistance inbound call center services from the same facility. We are making the necessary investments to support approximately 140 operators in our Beaverton, Oregon location and have the option to expand these facilities to approximately 250 operators as the need arises.

We also will continue providing directory assistance services in electronic format.  These services are provided to customers who electronically issue directory assistance queries and use the returned information to complete and correct their own data records.  We currently provide electronic directory assistance services in a number of delivery formats to meet customer needs including automated file processing and real-time individual look ups.  In addition to directory assistance data, we house national databases of consumer and business information.  We blend this data with directory assistance data to build products that we sell to a broad range of companies that require electronic directory assistance data and marketing data.  These customers include companies in the service, marketing, and financial sectors. This electronic services business (collectively, “data services”) represents an emerging business that is based on infrastructure originally developed to support abandoned voice-based directory assistance call center business.

Our principal executive offices are located at 11200 Murray Scholls Place, Beaverton, Oregon 97007. Our telephone number is (503) 643-9500.

Historical Business

Historically, our revenues have been derived primarily from accepting inbound calls in our live operator call centers from consumers seeking directory assistance (usually telephone numbers), accessing that information in our databases and providing the information to the caller.  On March 21, 2008, we announced our intention to exit this directory assistance business, and as of June 1, 2008, we no longer are earning revenues from this line of business.  We started our business in 1989 and entered into our first contract with a wireless carrier in 1991 to provide directory assistance service to that carrier’s subscribers on a charge-per-call basis. Until our recent decision to exit this business, we contracted with wireless carriers, Voice over Internet Protocol (“VoIP”) providers, cable companies, Incumbent Local Exchange Carriers (“ILEC”), Competitive Local Exchange Carriers (“CLEC”), free directory assistance providers, prepaid carriers, and payphone operators to provide live operator directory assistance services to their subscribers and users. Revenues were derived principally through fees charged to telecommunications carriers and other customers.

During the last four years, several of our largest customers transferred their calls to another provider for a variety of reasons, but primarily in order to obtain lower prices or as a result of consolidation in the wireless industry. Beginning in the second quarter of 2005, in response to the loss of these customers and the associated revenues and as a result of our ongoing operating losses and declining cash balance, we significantly restructured our operations to lower our cost structure and to refocus our efforts on adding new wholesale customers. In spite of these efforts, we did not win a sufficient number of new accounts and corresponding revenues to generate the required operating margins necessary to sustain our then-reduced cost structure.

Liquidity and Capital Resources

On March 21, 2008, we announced that, as part of a strategic business review and in furtherance of our ongoing effort to cut costs and align expenses with reduced revenues, we had decided to exit the wholesale directory assistance business by the end of May 2008.  Our strategic review determined that the current economic environment did not provide the potential to deliver an acceptable long-term return on investment and that our remaining resources would be better spent pursuing our nascent data and contact services businesses and monetizing our intellectual property portfolio.

Our directory assistance call centers in Long Island and Portland were closed in March 2008 prior to our decision to leave the directory assistance business.  Our call centers in Minneapolis, Orlando and Charlotte were closed May 5, 2008 as part of that decision and our Honolulu call center was also closed near the end of May 2008. We also reduced corporate staff at our Beaverton headquarters. A total of approximately 700 employees were, or will be, terminated in connection with the call center closures and related activities. We anticipate the total costs to be incurred in connection with the closure of all of the call centers and the reduction in corporate staff will range from $3.5 million to $4.0 million. These costs are anticipated to result in cash expenditures of approximately $1.9 million. The fixed asset impairments will not result in cash expenditures. We recognized $2.6 million of these costs in the first quarter of 2008 as a component of discontinued operations and expect to recognize approximately $0.7 million of the costs in the second quarter of 2008. The remaining costs, estimated to be between $0.2 million and $0.7 million, will be recognized over the remaining terms of our operating leases, which run through September 2009.

In May 2008, we sold a portfolio of surplus intellectual property, including a majority of our patents and trademarks, for $8.0 million in cash. The book value of these patents and trademarks was $3.7 million, and , accordingly, we will recognize a gain of $4.3 million on the sale in the second quarter of 2008 as a component of discontinued operations. We believe that this cash, in addition to the remaining amount of the $5.3 million of cash and cash equivalents at March 31, 2008, will be sufficient to fund our operations for at least the remainder of 2008. In addition, we are aggressively pursuing new, potentially more profitable sources of revenues, including contact services and are working to grow our data services business. There can be no assurance that our efforts in these areas will be successful. If not successful, we may attempt to establish borrowing arrangements or raise additional capital in order to maintain adequate liquidity, although we cannot provide assurance that debt or equity financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to profitably conduct our operations according to our plans or obtain additional financing, we may be forced to cease operations.

Financing Transaction

The Company entered into a financing transaction (“financing transaction”) pursuant to a securities purchase agreement dated June 5, 2007, between us and Columbia Ventures Corporation (“Columbia”) and Everest Special Situations Fund L.P. (“Everest”), two private investment firms. Under the securities purchase agreement:

•                  At an initial closing on June 5, 2007, we issued (i) 220 shares of our newly authorized Series A convertible preferred stock (“convertible preferred stock”) at a purchase price of $10,000 per share, together with stock purchase warrants (“warrants”) to purchase an additional 77 shares of convertible preferred stock at an exercise price of $10,000 per share, for gross proceeds of $2.2 million; and (ii) senior secured convertible revolver bridge notes (“convertible notes”) drawable upon the satisfaction of certain conditions in an aggregate maximum principal amount of $7.8 million.

•                  At a second closing on August 15, 2007, we issued 780 shares of convertible preferred stock on funding and conversion of the convertible notes at a rate of $10,000 per share, together with warrants to purchase an additional 273 shares of convertible preferred stock at an exercise price of $10,000 per share, for gross proceeds of $7.8 million.

At the date of this prospectus, we had outstanding 1,000 shares of convertible preferred stock that are convertible into 5,617,978 shares of common stock at the initial conversion price of $1.78 per share, and warrants to purchase at an exercise price of $10,000 per share 350 additional shares of convertible preferred stock that would be convertible into 1,966,292 shares of common stock.  Dividends in the amount of $400,000 were accrued and unpaid on June 5, 2008, and to the extent not paid before conversion of the convertible preferred stock, would be added to the amount into which the conversion price would be divided, thus resulting in the issuance on conversion of additional shares of common stock.  Only 1,486,742 shares of common stock issuable upon conversion of the outstanding convertible preferred stock are being registered for resale at this time.

The rights and preferences of the convertible preferred stock and terms of the warrants are summarized under “Description of Capital Stock—Series A Preferred Stock” in this prospectus.

Payments to Selling Shareholders and Affiliates.  The following table sets forth the dollar amount of each payment in connection with the financing transaction that we have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the financing transaction. These payments are allocable 80% to Columbia and 20% to Everest, which is in proportion to their ownership of the convertible preferred stock.

Interest payments (l)	0
Dividend payment due June 5, 2008(2)	400,000
Maximum liquidated damages (3)	2,000,000
Reimbursement of legal fees (4)	80,472
Total	$2,480,472

(1)          No funds were drawn on the convertible notes and accordingly no interest was paid.

(2)          The terms of the convertible preferred stock provide for payment of an annual dividend of $400 per share, and if not paid, such dividends cumulate and must be paid prior to declaration or payment of any distribution with respect to shares of any other class or series of our capital stock. To the extent dividends remain accrued and unpaid before conversion of the convertible preferred stock, they would be added to the amount into which the conversion price would be divided, thus resulting in the issuance on conversion of additional shares of common stock.  Since it is unknown as to whether dividends will be paid in cash, only the dividends accrued and unpaid on June 5, 2008 are shown in the table.

(3)          The registration rights agreement between us and the selling shareholders requires that we pay liquidated damages of 1.25% of the purchase price of the convertible preferred stock (or $125,000) per month for each month (prorated for partial months) after a specified date (currently June 15, 2008) that a registration statement, if filed on Form S-3, is not declared effective by the Securities Exchange Commission, with total liquidated damages not to exceed 20% of the $10 million purchase price of the convertible preferred stock. For purposes of this table, we have assumed payment of the maximum liquidated damages.

(4)          Reflects payments made through January 5, 2008, and an estimate of $10,000 to reflect reimbursement of legal fees that may be due in relation to the updating and filing of amendments to the registration statement of which this prospectus is a part.  We agreed in the securities purchase agreement to reimburse the investors for their legal fees incurred in connection with the financing transaction and with the registration of shares covered by this prospectus.

Net Proceeds from Financing Transaction.  The following table sets forth the gross proceeds received from each selling shareholder in the financing transaction and calculates the net proceeds after deduction of the payments and anticipated future payments to be made by us in the first year after the financing transaction pursuant to the terms of the convertible preferred stock and the securities purchase agreement. The calculation of net proceeds includes payment of dividends, but not contingent payments such as liquidated damages, and assumes no conversion of the convertible preferred stock.

Gross proceeds
Received from Columbia	$8,000,000
Received from Everest	2,000,000
Total gross proceeds	10,000,000
Less cash payments by the Company:
Legal and accounting fees(1)	438,288
Dividends	400,000
Other professional fees(2)	400,000
Third party proxy service fees(3)	60,138
Special committee fees(4)	30,000
Total cash payments	1,328,426
Net proceeds	$8,671,574

(1)          Consists of payments of our legal and accounting fees in connection with the financing transaction through January 5, 2008, as well as our reimbursement of the legal fees of Columbia and Everest in connection with the financing transaction and with the registration of shares covered by this prospectus and includes $20,000 as an estimate of legal and accounting fees to be paid and reimbursed since January 5, 2008, in relation to the updating and filing of amendments to the registration statement of which this prospectus is a part.

(2)          Consists of payments to XRoads Solutions Group LLC, our third-party restructuring consultant, including advisory fees allocable to the offering in the amount of $150,000 and a performance fee with respect to the financing transaction of $250,000.

(3)          Consists of payments to our transfer agent, financial printer and proxy solicitation firm related to the annual meeting of shareholders.

(4)          Consists of fees for services of members of a special committee of the Board of Directors that evaluated and recommended the financing transaction.

Potential Investor Profit or Loss.  The following table illustrates the potential profit or loss that might be realized by the investors upon conversion of the convertible preferred stock (including the convertible preferred stock that would be outstanding upon full exercise of the warrants) based on the initial conversion price and the closing price of our common stock on June 5, 2007 (the date we entered into the securities purchase agreement) and on June 6, 2008.  The total discount or premium of the aggregate conversion price to the closing prices on these dates is allocable 80% to Columbia and 20% to Everest, which is in proportion to their ownership of the convertible preferred stock.

Closing price per share at June 5, 2007	$2.05
Closing price per share at June 6, 2008	$0.6696
Conversion price per share	$1.78
Total shares underlying convertible preferred stock based on conversion price(1)	7,808,989
Aggregate market value of underlying shares based on closing price at June 5, 2007(2)	$16,008,427
Aggregate market value of underlying shares based on closing price at June 6, 2008(3)	$5,228,899
Aggregate conversion price of underlying shares(4)	$13,900,000
Total discount to closing price of underlying shares at June 5, 2007(5)	$2,108,427
Total premium to closing price of underlying shares at June 6, 2008(6)	$(8,671,101)

(1)          Consists of 5,617,978 shares of common stock issuable on conversion of outstanding convertible preferred stock, 1,966,292 shares of common stock issuable on conversion of convertible preferred stock issuable on exercise of outstanding warrants, and 224,719 additional shares of common stock issuable on conversion of convertible preferred stock assuming dividends accrued on June 5, 2008 are not paid in cash prior to conversion.

(2)          Calculated as the product of the June 5, 2007 closing price and the total underlying shares in footnote (1).

(3)          Calculated as the product of the June 6, 2008 closing price and the total underlying shares in footnote (1).

(4)          Calculated as the product of the conversion price and the total underlying shares in footnote (1)

(5)          Calculated as the difference between footnote (2) and footnote (4).

(6)          Calculated as the difference between footnote (3) and footnote (4).

Comparison of Net Proceeds to Potential Investor Profit or Loss.  The following table compares the net proceeds to the Company with the potential investor profit or loss from the financing transaction.  For purposes of this table, we have assumed that all the warrants will be exercised.

Total gross proceeds payable to or deemed received by us in the financing transaction(1)	$13,500,000
All payments that have been made or may be required to be made by us(2)	$480,472
Net proceeds to us assuming payments to selling shareholders and affiliates(3)	$13,019,528
Total possible profit to the investors at June 5, 2007(4)	$2,108,427
Total possible loss to the investors at June 6, 2008(5)	$(8,671,101)
Percentage (%) of payments and profit at June 5, 2007 over net proceeds(6)	19.88%
Percentage (%) of payments and loss at June 6, 2008 over net proceeds(7)	(62.91)%

(1)          Includes gross proceeds payable on the issuance of the convertible preferred stock in the amount of $10 million and assumes full exercise of the warrants at an aggregate exercise price of $3.5 million.

(2)          Total possible payments by us to the investors or their affiliates assuming that the dividends are accrued and paid in cash for one year and that no liquidated damages are incurred.

(3)          Total net proceeds to us calculated by subtracting the result in footnote (2) from the result in footnote (1).

(4)          Possible profit to the investors based only on the aggregate discount to market price at June 5, 2007 of the shares underlying the convertible preferred stock, as indicated in the above table under the caption “Potential Investor Profit or Loss” at footnote (5).

(5)          Possible loss to the investors based only on the aggregate difference between the conversion price and the market price at June 6, 2008 of the shares underlying the convertible preferred stock, as indicated in the above table under the caption “Potential Investor Profit or Loss” at footnote (6).

(6)          Percentage of the total possible payments to the investors as calculated in footnote (2) plus profit calculated in footnote (4) compared to the net proceeds disclosed in footnote (3).

(7)          Percentage of the total possible payments to the investors as calculated in footnote (2) minus loss calculated in footnote (5) compared to the net proceeds disclosed in footnote (3).

The Offering

Common stock offered by selling shareholders	1,486,742 shares
Common stock outstanding after offering	7,720,068 shares
Total dollar value of common stock offered by selling shareholders	$ 995,522(1)
Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling shareholders.
Nasdaq Capital Market Symbol	INFO
Risk Factors

Investing in our common stock is subject to risks that you should carefully consider before deciding to invest in our common stock. These risks are discussed more fully in “Risk Factors” beginning on page 7.

(1)          Based on the closing market price of the common stock on June 6, 2008 of $0.6696.

The total of 7,720,068 shares of common stock to be outstanding after this offering is based on 6,233,326 shares outstanding on June 6, 2008, and assumes conversion of approximately 265 shares of our convertible preferred stock into 1,486,742 shares of our common stock (the number of shares being registered) at the election of the selling shareholders, but excludes:

•        4,129,213 shares of common stock issuable upon conversion of the remaining shares of convertible preferred stock;

•        1,966,292 shares of common stock issuable upon conversion of an aggregate of 350 shares of convertible preferred stock underlying warrants;

•   any additional shares issuable on conversion of the convertible preferred stock representing accrued and unpaid dividends; and

•   933,891 shares of common stock issuable upon exercise of outstanding stock options.

RISK FACTORS

An investment in our common stock involves a high degree of risk, including the risks described below. These risks are not the only ones that we may face. Additional issues and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition, results of operations or cash flows could be materially and adversely affected. You should carefully consider these risk factors and the other information in this prospectus before making an investment decision.

We have a history of losses and negative cash flows on a quarterly and annual basis, and may experience additional losses from operations, which raises doubt about our ability to continue as a going concern.

We have experienced net losses in each of the quarterly and annual periods since the second quarter of 2003. In the years ended December 31, 2007 and 2006, we incurred losses of $14.4 million and $19.2 million, respectively. Our recent decision to exit the directory assistance business will lead to increased cash expenditures in the near term, as we pay the costs of closing those operations. To achieve profitability, we will need to generate revenue from new and existing lines of business and continue to decrease our expenditures. We can give no assurance that we will generate sufficient revenues in our new and continuing businesses or succeed in reducing expenditures enough to achieve profitability on a quarterly or annual basis in the future. These factors, among others, raise doubt about our ability to continue as a going concern. Even if we do ultimately achieve profitability, we may not be able to sustain profitability on a quarterly or annual basis.

We will likely need additional capital in the future, and it may not be available on acceptable terms, or at all.

Our unrestricted cash balances at March 31, 2008 were approximately $5.3 million, which did not include the proceeds from the sale of our patents and trademarks. We believe that we will have sufficient unrestricted cash to fund our operations for at least the remainder of 2008. In addition, we are aggressively pursuing new, potentially more profitable sources of revenues, including contact services and are working to grow our data services business. There can be no assurance that our efforts in these areas will be successful. If not successful, we may attempt to establish borrowing arrangements or raise additional capital in order to maintain adequate liquidity, although we cannot provide assurance that debt or equity financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to profitably conduct our operations according to our plans or adequate financing is not available on acceptable terms, we may be forced to further reduce expenditures, or even cease operations, and we may not be able to pursue any of our business objectives. An inability to secure additional funding could force us to wind-down and liquidate our business or otherwise seriously harm our business, results of operations and financial condition.

Our decision to exit the directory assistance call center business could have significant adverse impact on our existing cash balances and near-term cash flows, and we may not have sufficient cash to continue our operations.

Our decision to exit the directory assistance call center business involves closing all of our remaining directory assistance call centers, eliminating the majority of our work force, ending our business dealings with customers prior to the contemplated expiration of our existing agreements, disposing of the majority of our call center assets and attempting to eliminate vendor agreements associated with our directory assistance business and our call centers. While we expect these actions to result in future costs savings, they will require near term one-time uses of cash that otherwise would not be incurred.

We will incur severance, retention and other costs and/or cash expenditures in connection with winding down our call center operations. In addition, in certain cases, we may negotiate an early termination of our existing leases which likely will require buyout or early termination payments, and we will incur costs associated with dismantling our call centers and disposing of our assets. We have been required to make payments in connection with our contract obligations with one of our former directory assistance customers, and one of our customers has set off a significant amount against the payment of our final invoice to it. Other of our former directory assistance customers may make comparable demands. To the extent these payments and offsets are greater than we anticipate, our working capital could be significantly less than we now contemplate. As a result, we may not have sufficient cash to execute on our business plans.

Our remaining business may not generate enough revenues quickly enough and our remaining cash balances may not be sufficient for us to continue our operations.

In March 2008, we announced plans to exit the directory assistance call center business and focus on our data services business and our contact services call center business in an effort to reduce our operating expenses and losses and focus on businesses that we believe can be profitable for us. Even after giving effect to the cost savings that we expect to achieve by discontinuing our directory assistance call center services, we may not have sufficient cash or generate sufficient revenues quickly enough to continue our operations. Both the continuation of our data services business and our entry into the contact services business require significant revenue growth to achieve profitability. These businesses are small and operate in a competitive environment. We will need to add larger customers in the data services business in order to create efficient scale. The contact services business requires continual recruitment of effective sales agents to maintain revenue growth. Both of these objectives are difficult and are a critical part of generating cash flow to fund the business going forward.

We are entering the call center contact services business which is substantially different from the inbound directory assistance operator service with which we have substantial experience, and we may not be successful making the transition.

We entered the call center contact services business only in January 2008 and thus have very limited experience in this business. Revenues are generated for us generally only when agents are successful in negotiating a sale. We have found the skill set required for a successful telesales agent is different than an inbound directory assistant agent, and we have little experience sourcing, hiring and evaluating telesales agents. To date, the employee turnover rate in the outbound telesales contact services business is very high. High turnover rates increase recruiting and training costs and decrease operating efficiencies and productivity. Also, certain individual sales people may account for a disproportionate number of sales, and we may become dependent on their continued sales production. Our contact center uses technology that is owned, operated and hosted by third party providers and we are dependent on that technology for our outbound calling and sales. Any failure in technology or inability to procure and integrate such technology may impact the business adversely. If we are unable to efficiently manage our contact services center, our efforts to substantially grow this business may falter and our results of operations could be materially adversely affected.

The success of our new contact service business is subject to the terms and conditions of our current customer contracts.

We are party to just three contact services agreements to date, and in our primary and largest of these contractual relationships, we function as a sub-agent for a master agent to a large carrier. That agreement is cancellable by our contracting party (the direct, master agent to the carrier) under circumstances that may largely be based on determinations made by our contracting party; commissions paid to us are dependent on the carrier paying our contract party and are subject to certain reductions or offsets that may be levied by the carrier; the commission spread is subject to change by the carrier on 30 days notice; and we have no exclusivity in products or services to be sold or in the territory to be serviced by us. If the agreement is terminated, if commissions are withheld or reduced, or if greater levels of competition with our contracting party or with other sub-agents were to develop, we may not be able to grow sufficiently or possibly even continue our contact services business, and our operations and financial results could thereby be materially adversely affected. To the extent any new agreements we enter into with other customers are in a similar form, we will always be subject to these risks.

Our inability to achieve desired and stable pricing levels could adversely affect our ability to return to profitability.

In our data services business, our pricing levels have remained fairly constant and we believe are consistent with our competitors in the industry. The prices that we charge our data customers are subject to the terms of our contracts. Prices in our outbound telesales contact business under our current contract is dependent on the discounts we negotiate with our master agent and the prices paid to the master agent by its carrier customers. Carrier customers frequently change incentives and prices paid for sales of their products and services, and these changes in commission levels flow through to us. Carrier customers may change or reduce prices paid such that we no longer are able to generate profits through those sales.

We face substantial competition from a number of other companies.

Our data services business faces substantial competition from multiple providers of similar services and data, many of whom are large diversified companies with substantial resources such as infoUSA, Melissa Data, Merkle, Acxiom and Dun & Bradstreet. If we are unable to compete successfully, it could have an adverse effect on our business, financial condition, results of operations and/or cash flows. Our ability to compete successfully depends, in part, on our ability to anticipate and appropriately respond to many factors, including the introduction of new services and products by our competitors, changes in economic conditions and marketing efforts by consumer companies, and periodic discount pricing strategies by our competitors. Many of our competitors have significant resources that may allow them to engage in heavy marketing and aggressive discounting that we would not be able to match.

Competition in the data and contact services business is fragmented, and the business has low barriers to entry. Small businesses are able to service the volume of the small to mid-sized businesses that we initially are targeting and likely have lower overhead and cost structures than we are able to achieve, at least in the near term. If we are unable to compete successfully, we will not be able to continue in this business, resulting in a material adverse effect on our business, financial condition, results of operations and/or cash flows.

If we are unable to use and protect our intellectual property, we may be unable to provide some of our data and information services or profitably operate our business.

We regard aspects of our data business, and the manipulation of data and data bases that we do to be proprietary. Our only existing patent in this area has been licensed for use by our former competitor in the directory assistance business for use by or for it and in the services it may choose to provide its customers. If we are unable to use and protect our intellectual property, we may be unable to provide some of our data and information services or profitably operate that business. To a limited extent, we rely on a combination of trade secret, patent, and other intellectual property laws, a patent license, nondisclosure agreements and other protective measures to protect our intellectual property. However, these measures may be difficult and costly to meaningfully enforce. In addition, attempts to enforce our intellectual property rights may bring into question the validity of these rights. Litigation with respect to patents, licenses or other intellectual property rights can result in substantial costs and diversion of management attention and other resources.

The rapidly changing telecommunications market could unfavorably affect us.

Our contact services business currently provides services only for telecommunications and satellite communications companies. The telecommunications market is subject to rapid change and uncertainty that may result in competitive situations which could unfavorably affect us. These changes and uncertainties are due to, among other factors, the following:

•                                Mergers, acquisitions and alliances, and difficult economic conditions among carriers, which can result in fewer carriers in the marketplace, lost carrier customers for our master agent(s), and termination of residual income streams earned from prior sales; and

•                                Changes in the regulatory environment, which may affect us directly by affecting our ability to access and update listings data or access and update it at a reasonable cost; increasing restrictions on our ability to contact customers over the phone including the continual evolution of “do not call” database restrictions; or increased regulatory requirements with respect to the confidentiality of data or communications.

Our quarterly and annual operating results may vary significantly in part due to factors outside our control.

In the future, as in the past, our quarterly and annual operating results may vary significantly as a result of a number of factors. We cannot control many of these factors, which include, among others:

•                                The timing and expense of our contact services call center network expansion or contraction, including changing staffing and infrastructure expenses related to anticipated call volume changes;

•                                The addition or expiration of contracts with carrier customers, master agents or other customers;

•                                Changes in our or our competitors’, customers’ or suppliers’ pricing policies;

•                                Lack of market acceptance or delays or increased development costs related to the introduction of our services or features; and

•                                General economic conditions.

For these reasons, investors should not rely on period-to-period comparisons of our financial results as an indication of any future results.

If we are unable to anticipate changes in technology and industry standards and to develop new services and features, we may not succeed.

In our data services business, our ability to succeed depends, in part, on our ability to anticipate changes in technology and industry standards and to develop and introduce new services and features that are accepted by the marketplace and cost effective for us to provide as a part of our overall service offerings. The development of new services and features can be expensive and very uncertain. It can be difficult to correctly anticipate the needs of the marketplace and the viability of new proposals. If our competitors offer new products and services or are able to provide existing products more cost effectively, we may lose customers and may not be able to grow revenues sufficiently to succeed in our business.

If we are unable to acquire and update information content at all or at an economical cost, we may have difficulty providing service.

Our telecom data used in the operations of our data services business is provided by a limited number of suppliers and is contingently supplied based on our compliance with delivery contracts which include a requirement that we are a directory assistance provider. We also use this data to increase the usefulness of our contact center calling lists. We have represented to our suppliers that we are continuing to provide directory assistance information through electronic delivery even after we exit the live operator-delivered directory information call center business. If our suppliers subsequently determine we are not eligible to receive or are misusing the data provided or that we are otherwise not complying with our contracts, they may increase the cost of providing the data or stop supplying it all together, both of which would negatively impact and possibly even preclude our ability to provide data services to our customers and to our contact services business.

If we are unable to continue to attract and retain qualified senior management, sales and technical personnel and call center agents, our operations could be adversely affected.

Our success depends to a significant extent on the efforts and abilities of our senior management, sales and technical personnel and call center agents. The loss of the services of our senior management and technical personnel could have a material adverse effect on our business and our ability to meet our strategic objectives. In addition, increasing our revenues is critical to our success. If we are unable to attract and retain qualified and productive sales personnel, we may not be able to increase our revenues which would have an adverse effect on our plans and our business. We also depend on the continued service of our call center agents, whom we hire from the available labor pool. The ability to attract and retain qualified senior management, sales and technical personnel, operator agents and other skilled employees is extremely important to the operation of our business. If we are unable to attract and retain qualified individuals or if we are required to pay significantly higher wages and other benefits to such individuals, our business operations could be adversely affected.

Our common stock may be delisted from the Nasdaq Capital Market if we are unable to comply with Nasdaq Capital Market continued listing requirements.

On April 16, 2008, we were notified by The Nasdaq Stock Market that we were not in compliance with Nasdaq Marketplace Rule 4310(c)(4) because our common stock had closed at a per share bid price of less than $1.00 for 30 consecutive days. We will achieve compliance with this Marketplace Rule if before October 13, 2008, the bid price of our common stock closes at $1.00 or more per share for a minimum of 10 consecutive business days. If we do not gain compliance by October 13, 2008, we will receive a notice of delisting. At that time, if we can demonstrate that we meet the criteria for initial listing set forth in Marketplace Rule 4310(c) and if our application is approved, we will have an additional 180 days to regain compliance. Alternatively, following receipt of the delisting notice in October 2008, we may appeal Nasdaq’s delisting determination to a Nasdaq Listing Qualification Panel.

On May 22, 2008, we were notified by The Nasdaq Stock Market that we were no longer in compliance with Nasdaq Marketplace Rule 4310(c)(3) because we did not satisfy any of the following: (i) maintenance of stockholders’ equity of at least $2,500,000, (ii) a market value of our listed securities of at least $35,000,000, or (iii) net income from continuing operations of at least $500,000 during the last fiscal year or two of the last three fiscal years. Nasdaq staff is reviewing our eligibility for continued listing on The Nasdaq Capital Market and, at their request, we have provided it with a plan to achieve and sustain compliance with all Nasdaq Capital Market listing requirements. Our plan includes discussions with the holders of our convertible preferred stock to modify the terms of their stock so as to reclassify the preferred stock as equity on our balance sheet. If, after conclusion of its review process, the Nasdaq Staff determines that we have not presented a definitive plan that adequately addresses the issues noted, the Staff will provide us with a notice of delisting. At that time, we could appeal the Staff’s decision to a Nasdaq Listing Qualifications Panel.

There can be no assurance that we will be able to meet or otherwise satisfy the continued listing requirements of The Nasdaq Capital Market. If our common stock were to be delisted from the Nasdaq Capital Market for any reason, the market liquidity of our common stock could be significantly reduced and an investor would find it more difficult to dispose of, or obtain accurate quotations for, our common stock.

Our common stock price is volatile.

The market price of our common stock has experienced volatility and is likely to continue to experience significant fluctuations in response to a number of factors. These factors include, among others, those that have or will affect our quarterly and annual operating results and the following:

•                                Announcements of extensions, expirations, changes in or breach of our contracts and the effects on our businesses and infrastructure of such activities;

•                                Announcements relating to material events concerning our customers;

•                                Actual or anticipated variations in our results of operations;

•                                Announcements of new product initiatives or business strategies or the acquisition or disposition of assets; and

•                                General market conditions.

In addition, broad market factors affecting telecommunications or technology stocks may adversely affect the market price of our common stock. General economic, political and market conditions, including interest rate changes and recession, may also adversely affect our stock price.

The market price of our common stock may be reduced by future sales of our common stock in the public market.

In 2007, we issued convertible preferred securities in a private placement transaction that can be converted into a significant percentage of our outstanding common stock. As part of the sale of those securities, we agreed to register a portion of the underlying shares of common stock for potential resale by the purchasers. Sales of substantial amounts of our common stock in the public market, or even the potential for such sales, may have had and may continue to have an adverse effect on the market price for shares of our common stock and could impair the ability of sellers of our common stock to recover their investment or make a profit.

We may have to pay liquidated damages to our investors, which will increase our negative cash flows.

We might be required to pay liquidated damages to the holders of the convertible preferred stock and warrants in the amount of $125,000 per month for each month (prorated for partial months) after a specified date (currently June 15, 2008) that the registration statement of which this prospectus is a part is not declared effective by the Securities and Exchange Commission, with total liquidated damages not to exceed $2,000,000. There can be no assurance that the required registration will be declared effective by the SEC within the time period necessary to avoid payment of liquidated damages to the holders of the convertible preferred stock and warrants.

The issuance of securities in the financing transaction has substantially reduced the relative equity ownership and influence of all other shareholders, which may put downward pressure on the trading price of our common stock.

On August 15, 2007, we completed a private financing transaction with Columbia and Everest. Each of the investors held shares of our common stock prior to this financing transaction and these investors acquired a substantially greater equity ownership which diluted our other existing shareholders. If all the convertible preferred stock issued in the financing transaction were to be converted into common stock, if all the warrants were to be exercised and the underlying convertible preferred stock were to be converted and if all dividends currently accrued remain unpaid at the time of conversion, all at the initial conversion price of $1.78 per share, our existing shareholders (exclusive of the investors in the financing transaction) would hold approximately 31.77% of our common stock, and Columbia and Everest would hold approximately 52.54% and 15.69% of our common stock, respectively.

The holders of convertible preferred stock will have a claim against our assets senior to the claim of the holders of our common stock in the event of a liquidation and certain other events, such as a sale or merger of the Company in which there is a change-of-control. Our existing shareholders will also have less influence on our affairs and the ability to control major corporate decisions. Columbia will be our largest shareholder with approximately 45.67% of the total voting power of our outstanding capital stock, before giving effect to the conversion of convertible preferred stock and accumulated and unpaid dividends. For so long as at least 540 shares of convertible preferred stock are outstanding, the holders of convertible preferred stock are entitled to elect a majority of the members of our Board. Accordingly, the investors in the financing transaction will have significant influence over matters submitted to our shareholders, including potential change-of-control transactions. Their interests may be different from your interests, and they may be in a position to influence us to act in a way inconsistent with the interests of public shareholders generally. This concentration of voting power may deter other companies from seeking to acquire us, which might depress the market price of our common stock

USE OF PROCEEDS

The selling shareholders will receive all of the proceeds from the sale of shares of common stock under this prospectus. We will not receive any proceeds from these sales.

SELLING SHAREHOLDERS

The financing transaction pursuant to which the selling shareholders acquired the securities that are being sold under this prospectus is summarized above under “Prospectus Summary—Financing Transaction.”  In connection with the financing transaction, we entered into a registration rights agreement whereby we agreed to use our best efforts to register on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), the shares of common stock issuable upon conversion of the convertible preferred stock (including the shares of convertible preferred stock issuable on exercise of warrants), and to file a registration statement covering these shares within 30 days of the date of the securities purchase agreement, subject to extension under certain conditions. The registration rights agreement also provides the investors with demand and piggyback registration rights with respect to these shares of common stock. The shares that are being sold under this prospectus are being registered under the Securities Act pursuant to the registration rights agreement.

The following table sets forth the name of the selling shareholders, the number of shares of common stock beneficially owned by them as of the date of this prospectus and the number of shares of our common stock which may be offered for sale pursuant to this prospectus by the selling shareholders. The table also sets forth any material relationship between us and each selling shareholder based upon information currently available to us and the number of shares beneficially owned and the percentage ownership of each selling shareholder after the offering. This table has been prepared based on 6,233,326 shares of common stock that were outstanding as of June 6, 2008, and on the assumption that the same number of shares will be outstanding as of the date of this prospectus.

Name	Number of Shares of Common Stock Beneficially Owned Before Offering(1)		Percentage Before Offering		Number of Shares Offered Hereby		Number of Shares of Common Stock Beneficially Owned After Offering(6)	Percentage After Offering(7)
Columbia Ventures Corporation 203 S.E. Park Plaza Drive Suite 270 Vancouver, Washington 98684	7,377,191	(2)	52.54	(2)%	1,189,394	(4)	6,187,797	44.07%

Everest Special Situations Fund L.P. Platinum House 21 Ha’arbaa Street Tel Aviv 64739, Israel	2,203,621	(3)	15.69	(3)%	297,348	(5)	1,906,273	13.58%

Total	9,580,812		68.23%		1,486,742		8,094,070	57.65%

(1)          Includes shares of common stock issuable upon conversion of outstanding convertible preferred stock and convertible preferred stock issuable on exercise of outstanding warrants, and assumes that all currently accrued dividends will be unpaid at the time of conversion.

(2)          Kenneth D. Peterson, Jr., as the sole shareholder and director and the chief executive officer of Columbia Ventures Corporation, may be deemed to be the indirect beneficial owner of these shares, over which he has shared voting and shared dispositive power. Mr. Peterson is also chairman of our Board of Directors. The shares of common stock owned before the offering consist of 1,130,000 outstanding shares of common stock, 4,494,382 shares of common stock issuable upon conversion of 800 shares of convertible preferred stock, 1,573,034 shares of common stock issuable upon conversion of 280 shares of convertible preferred stock issuable on exercise of warrants, and 179,775 shares of common stock issuable upon conversion of currently accrued and unpaid dividends that are assumed to remain accrued and unpaid prior to conversion. Based on information obtained from the selling shareholder, Columbia does not have an existing short position in our common stock. Percentage is based on 14,042,315 shares outstanding following simultaneous exercise of warrants and conversion of convertible preferred stock and accrued and unpaid dividends by Everest.

(3)          Maoz Everest Fund Management Ltd. (“MEFM”), by virtue of its status as the general partner of Everest, may be deemed to beneficially own the shares held by Everest. Elchanan Maoz by virtue of his status as a controlling stockholder of MEFM, the general partner of Everest, may be deemed to beneficially own the shares held by Everest. MEFM and Mr. Maoz disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. Mr. Maoz is also a member of our Board of Directors. The shares of common stock owned before the offering consist of 641,823 outstanding shares of common stock, 1,123,596 shares of common stock issuable upon conversion of 200 shares of convertible preferred stock, 393,258 shares of common stock issuable upon conversion of 70 shares of convertible preferred stock issuable on exercise of warrants, and 44,944 shares of common stock issuable upon conversion of currently accrued and unpaid dividends that are assumed to remain accrued and unpaid prior to conversion. Based on information obtained from the selling shareholder, Everest does not have an existing short position in our common stock. Percentage is based on 14,042,315 shares outstanding following simultaneous exercise of warrants and conversion of convertible preferred stock and accrued and unpaid dividends by Columbia.

(4)          Consists of shares of common stock issuable upon conversion of 211.72 shares of convertible preferred stock issued to Columbia in the financing.

(5)          Consists of shares of common stock issuable upon conversion of 52.93 shares of convertible preferred stock issued to Everest in the financing.

(6)          Consists of shares owned by each selling shareholder following a sale of the shares registered in this offering, and assumes warrants are exercised and convertible preferred stock is converted.

(7)          Percentage of outstanding shares owned by selling shareholders following hypothetical sale of shares described in footnote (6) and based on 14,042,315 shares of common stock outstanding after the offering.

The following table sets forth the number of shares of common stock outstanding prior to the financing transaction and at the date of this prospectus, the number of shares held by persons other than the selling shareholders, our affiliates and affiliates of the selling shareholders, and the number of shares being registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders:

Number of shares outstanding	6,233,326
Number of shares held by persons other than selling shareholders and company affiliates	4,460,672
Number of shares being registered for resale	1,486,742

PLAN OF DISTRIBUTION

The selling shareholders, or their respective pledges, donees, transferees, or any of their successors in interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus (all of whom may be selling shareholders), may sell any or all of their respective shares of common stock from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed or quoted, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling shareholders may use any one or more of the following methods when selling shares:

•       ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•       block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•       purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus, including resale to another broker or dealer;

•       an exchange or market distribution in accordance with the rules of the applicable exchange or market in which the common stock is listed;

•       privately negotiated transactions;

•       settlement of short sales;

•       broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•       through writing or settlement of options, swaps or derivatives, whether through an options exchange or otherwise;

•       a combination of any such methods of sale; and

•       any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

If any of the selling shareholders enters into an agreement, after the effectiveness of the registration statement containing this prospectus, to sell any of their shares to a broker-dealer as principal and that broker-dealer is acting as an underwriter, we will file a post-effective amendment to the registration statement identifying the broker-dealer, provide the required information on the plan of distribution and file the agreement as an exhibit to the registration statement.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholders may from time to time transfer, pledge, assign or grant a security interest in some or all the shares of common stock respectively owned by them and, if they default in the performance of their secured obligations, the transferees, pledgees, assignees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the transferee, pledgee, assignee or other successors in interest as selling shareholders under this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that they do not have any agreement, arrangement or understanding, directly or indirectly, with any person to distribute the common stock.

The selling shareholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, including Regulation M. Under those rules and regulations, they:

•       may not engage in any stabilization activity in connection with our securities;

•       must furnish each broker which offers common stock covered by this prospectus with the number of copies of this prospectus which are required by each broker; and

•       may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

We are required to pay certain fees and expenses incurred incident to the registration of the shares. We have agreed to indemnify certain of the selling shareholders, and they have agreed to indemnify us, against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling shareholders may be deemed an underwriter, each selling shareholder must deliver this prospectus and any supplements to this prospectus in the manner required by the Securities Act.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 50 million shares of common stock, no par value, and 10 million shares of preferred stock, no par value, of which 1,385 shares have been designated as convertible preferred stock. As of June 6, 2008, 6,233,326 shares of our common stock and 1,000 shares of our convertible preferred stock were outstanding.

Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders generally. Subject to preferences that may be applicable to the holders of outstanding shares of preferred stock, the holders of common stock are entitled to receive any lawful dividends that may be declared on our common stock by our Board of Directors. In the event of liquidation, dissolution or winding up, and subject to the rights of the holders of outstanding shares of preferred stock, the holders of shares of common stock are entitled to receive pro rata all of our remaining assets available for distribution to our shareholders. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our Board of Directors has the power to issue, from time to time, one or more series of preferred stock or special stock in any manner permitted by law and not inconsistent with our articles of incorporation or bylaws. Our Board has the authority, without further action by our shareholders, to fix and determine, subject to the provisions of our articles of incorporation, the rights and preferences of the shares of any additional series, which are to be established by a resolution or resolutions of the Board providing for the issuance of the series. Unless otherwise required by law or regulation to obtain shareholder approval, our Board of Directors may issue preferred stock without shareholder approval and with voting and conversion rights which could adversely affect the voting power of holders of common stock.

Series A Convertible Preferred Stock

Our Board of Directors has designated 1,385 shares of preferred stock as Series A convertible preferred stock, of which an aggregate of 1,000 were issued in the initial and second closings and all of which are outstanding. The following description summarizes the material terms of the convertible preferred stock.

Rank

The shares of convertible preferred stock rank senior to the common stock with respect to the payment of dividends, distributions in liquidation and certain other events.

Dividends

Dividends on the convertible preferred stock accrue at a rate of $400 per annum per share and are payable in cash upon each anniversary of June 5, 2007. Such dividends are cumulative, so that if at any time they have not been paid, the amount of the deficiency must be fully paid before any distribution, whether by way of dividend or otherwise, can be declared or paid with respect to the shares of any other class or series of our capital stock.

Liquidation Preference

In the event of liquidation, dissolution or winding up, the holders of the convertible preferred stock are entitled to receive in preference to the holders of common stock an amount (the “liquidation preference”) equal to (a) the aggregate purchase price of the convertible preferred stock plus (b) any accrued but unpaid dividends. A merger, reorganization or other transaction in which control of us is transferred or a sale of all or substantially all of our assets will be treated as a liquidation at the option of the holders of a majority of the then outstanding shares of convertible preferred stock.

Election of Directors

For so long as at least 540 shares of convertible preferred stock are outstanding, the holders of the convertible preferred stock, voting separately as a class, will have the right to elect a majority of the members of our Board of Directors. For so long as at least 203 but less than 540 shares of convertible preferred stock are outstanding, the holders of the convertible preferred stock, voting as a separate class, will have the right to elect two members of our Board.

Voting

The holders of convertible preferred stock are entitled to vote together with the holders of common stock on all matters presented to our shareholders for consideration, except that as long as the holders of convertible preferred stock are entitled to vote as a separate class to elect members of the Board of Directors, they will not be entitled to vote for the remaining directors. When entitled to vote, each holder of convertible preferred stock will be entitled to the number of votes per share equal to the quotient obtained by dividing (a) the then applicable conversion price of the convertible preferred stock by (b) $2.08 for each share of common stock into which such shares of convertible preferred stock could be converted.  See “Protective Provisions” below for certain actions that require approval of holders of the convertible preferred stock. In addition, there are certain actions that may require a class vote of the convertible preferred stock under Oregon law.

Conversion

Each share of convertible preferred stock may be converted at any time after August 5, 2007, at the option of the holder, into a number of shares of common stock determined by dividing the liquidation preference by the conversion price, as adjusted (see “Antidilution Provisions” below, which discusses the only possible adjustments to the conversion price). The initial conversion price is $1.78 per share. Upon the election of the holders of a majority of the outstanding shares of convertible preferred stock, all of the convertible preferred stock automatically will be converted into shares of common stock at the then-applicable conversion rate. Upon our election (with the approval of a majority of the disinterested members of the Board) at any time after the common stock has been traded on The Nasdaq Stock Market with a volume weighted average closing price in excess of $4.00 (subject to adjustment in certain events) for 20 consecutive business days following December 5, 2007, all shares of convertible preferred stock (or any portion thereof that we designate) shall automatically be converted into shares of common stock at the then-applicable conversion rate.

Redemption

Upon the approval of the disinterested members of the Board not elected by the holders of the convertible preferred stock, we may redeem all or a portion of the outstanding shares of convertible preferred stock in cash at the liquidation preference at any time after the second anniversary of the initial closing of the financing transaction.

Antidilution Provisions

If we issue or are deemed to have issued, at any time or from time to time prior to August 14, 2008 (the one year anniversary of the date of the 2007 annual shareholders meeting), any additional shares (subject to certain carve-outs) for an aggregate consideration in excess of $2.0 million, at a price per share less than the conversion price then in effect, the conversion price will be adjusted to a price equal to the price paid per share for such excess additional shares (a “full ratchet adjustment”). If we issue or are deemed to have issued any additional shares (subject to certain carve-outs) at any time after the initial closing at a price per share less than the conversion price then in effect, and the conversion price is not subject to the full ratchet adjustment described in the preceding sentence, the conversion price will be adjusted on a “weighted average” basis. Additionally, the conversion price will be appropriately adjusted if we take certain actions, including (a) declare or pay, without consideration, any dividend on our common stock payable solely in common stock, (b) effect a split or subdivision of the outstanding shares of our common stock into a greater number of shares, or (c) combine or consolidate the outstanding shares of our common stock into a lesser number of shares.

Protective Provisions

In addition to the voting rights accorded the convertible preferred stock, (a) during the first 12 months after the initial closing of the financing transaction, for so long as at least 203 of the shares of the convertible preferred stock are outstanding (subject to certain adjustments), and (b) thereafter, for so long as at least 338 of the shares of the convertible preferred stock are outstanding (subject to certain adjustments), the consent of the holders of a majority of the outstanding shares of convertible preferred stock, voting as a separate class, shall be required for any of the following actions: (i) the creation of any senior or pari passu security; (ii) declaration or payment of dividends on common stock; (iii) redemption or repurchase of common stock, except from employees, directors and certain other persons pursuant to agreements approved by our Board; (iv) incurrence of any debt other than in the ordinary course or pursuant to credit facilities in existence on the date of the initial closing, in either case in an aggregate amount not to exceed $1.0 million; (v) any merger, sale or consolidation of us with another entity or any transaction or series of transactions in which more than 50% of the our voting power is disposed of or transferred; (vi) any increase or decrease in the number of authorized shares of convertible preferred stock; (vii) any modification or change to the rights, preferences and privileges of the convertible preferred stock, which materially and adversely affects the convertible preferred stock; (viii) any change in the size of our Board of Directors; (ix) an amendment or waiver of our articles of incorporation or bylaws, by merger or otherwise, which adversely affects the convertible preferred stock; (x) the adoption or amendment of an employee stock incentive plan, or issuance of any options outside of any employee stock incentive plan, unless approved by the directors elected by the holders of the convertible preferred stock; and (xi) any voluntary dissolution or liquidation.

Stock Purchase Warrants

The 350 shares of convertible preferred stock that can be purchased on exercise of the warrants represents 35% of the number of shares of convertible preferred stock issued in the financing.  The Warrants have a term of two years and an initial all cash exercise price of $10,000 per share.  The exercise price of the warrants and the shares purchasable on exercise are subject to normal antidilution provisions.  If all of the convertible preferred stock is converted into shares of common stock, the warrants will be exchanged for warrants to purchase common stock.

EXPERTS

The financial statements incorporated by reference herein from our annual report on Form 10-K for the fiscal year ended December 31, 2007, have been audited by BDO Seidman, LLP, independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference (the report on the financial statements contains an explanatory paragraph regarding Metro One’s ability to continue as a going concern), and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The legality of the shares of common stock offered hereby has been passed upon by Heller Ehrman LLP, Los Angeles, California.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, as well as proxy statements and other information with the Securities and Exchange Commission (“SEC”) in accordance with the Securities Exchange Act of 1934, as amended. You may read and copy any document we file at the SEC’s public reference room at the following address:

Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549

You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You may also inspect our reports, proxy statements, and other information at the offices of The Nasdaq Stock Market.

We have filed with the SEC, in Washington, D.C., a Registration Statement under the Securities Act of 1933, as amended, with respect to the common stock offered hereby. This prospectus is a part of the Registration Statement and, as permitted by the SEC’s rules, does not contain all of the information presented in the Registration Statement. For further information with respect to us and the common stock offered hereby, reference is made to the Registration Statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC’s rules and regulations allow us to “incorporate by reference” the information that we file with it. This means that we can disclose additional important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file in the future with the SEC will automatically update and supersede this information. We have filed the following documents with the SEC and the information contained in those documents is incorporated by reference into this prospectus:

(1)	Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 31, 2008;

(2)	Amendment No. 1 to Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on April 29, 2008;

(3)	Quarterly Report on Form 10-QA filed with the SEC on March 19, 2008, amending the Quarterly Report for the quarterly period ended September 30, 2007.

(4)	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, filed with the SEC on May 20, 2008;

(5)

Current Reports on Form 8-K, filed with the SEC on January 18, 2008, February 22, 2008 (two reports), March 14, 2008, March 26, 2008, April 2, 2008, April 7, 2008, April 22, 2008, May 12, 2008 and May 29, 2008; and

(6)

The description of our common stock, no par value per share, contained in our Registration Statement on Form 8-A filed with the SEC under Section 12(g) of the Exchange Act of 1934, as amended, on October 18, 1995, and any subsequent amendments or reports filed for the purpose of updating such description.

We are also incorporating by reference into this prospectus all of our future filings with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial registration statement until this offering has been completed.

Upon written or oral request, we will provide, without charge, each person to whom a copy of this prospectus is delivered, a copy of any document incorporated by reference in this prospectus (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Secretary at Metro One Telecommunications, Inc., 11200 Murray Scholls Place, Beaverton, Oregon 97007.

You should rely only on the information contained in or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus or any prospectus supplement is accurate as of any date other than the date of this prospectus. Our business, financial condition, results of operations, and prospectus may have changed since that date. If we subsequently file updating or superseding information in a document that is incorporated by reference into this prospectus, the subsequent information will also become part of this prospectus and will supersede the earlier information.

1,486,742 Shares

Metro One Telecommunications, Inc.

Common Stock

PROSPECTUS

June 13, 2008

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 14.                   Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than agent’s commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC filing fee.

Legal fees and expenses	$
SEC registration fee	$
Accounting fees and expenses	$
Miscellaneous	$
Total	$

Item 15.                   Indemnification of Directors and Officers

As an Oregon corporation, Metro One is subject to the Oregon Business Corporation Act (“OBCA”) and the exculpation from liability and indemnification provisions contained therein. Pursuant to Section 60.047(2)(d) of the OBCA, Article X of Metro One’s Third Restated Articles of Incorporation (the “Articles”) eliminates the liability of its directors to Metro One or its shareholders, except for any liability related to breach of the duty of loyalty, actions not in good faith and certain other liabilities. The Articles require Metro One to indemnify its directors and officers to the fullest extent not prohibited by law.

Section 60.387, et seq., of the OBCA allows corporations to indemnify their directors and officers against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not adverse to the corporation’s best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe the conduct in question was unlawful. Under the OBCA, corporations may not indemnify against liability in connection with a claim by or in the right of the corporation in which the director or officer was adjudged liable to the corporation, but may indemnify against the reasonable expenses associated with such claims. Corporations may not indemnify against breaches of the duty of loyalty. The OBCA mandates indemnification against all reasonable expenses incurred in the successful defense of any claim made or threatened, whether or not such claim was by or in the right of the corporation. Finally, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances whether or not the director or officer met the good faith and reasonable belief standards of conduct set out in the statute. The OBCA also provides that the statutory indemnification provisions are not deemed exclusive of any other rights to which directors or officers may be entitled under a corporation’s articles of incorporation or bylaws, any agreement, general or specific action of the board of directors, vote of shareholders or otherwise.

In addition to the provisions contained in the Articles, Metro One’s Amended and Restated Bylaws (the “Bylaws”) also require Metro One to indemnify its directors and officers to the fullest extent permitted by the OBCA. In addition, the Bylaws deem that all rights to indemnification under the Bylaws are deemed to be contractual rights and are to be effective to the same extent as if provided for in a contract between Metro One and the director or officer who serves in such capacity. Metro One has also entered into indemnification agreements with each of its officers and directors.

Item 16.                   Exhibits

The following exhibits are filed as part of this Registration Statement or incorporated in it by reference:

Exhibit Number	Description of Exhibit
4.1	Articles of Amendment to the Third Restated Articles of Incorporation of Metro One*
4.2	Certificate of Amendment to the Amended and Restated Bylaws of Metro One*
4.3	Form of Series A Convertible Preferred Stock Certificate*
4.4	Form of Stock Purchase Warrant*
4.5	Form of Senior Secured Convertible Revolver Bridge Note*
5.1	Opinion of Heller Ehrman LLP**
10.1	Securities Purchase Agreement, dated June 5, 2007, by and between Metro One and the investors signatory thereto*
10.2	Registration Rights Agreement, dated June 5, 2007, by and between Metro One and the investors signatory thereto*
23.1	Consent of Heller Ehrman LLP (included in Exhibit 5.1)**
23.2	Consent of BDO Seidman, LLP, independent registered public accounting firm
24.1	Power of Attorney of certain officers and directors (included on page II-4)

*	Incorporated herein by reference to Metro One’s Current Report on Form 8-K dated June 5, 2007.

**	To be filed with a pre-effective amendment to this registration statement.

Item 17.                   Undertakings

The undersigned registrant hereby undertakes:

(1)          To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)          That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)          That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beaverton, Oregon on June 13, 2008.

METRO ONE TELECOMMUNICATIONS, INC.

By	/s/ JAMES F. HENSEL
James F. Hensel, President and Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James F. Hensel and William K. Hergenhan, or either of them, the undersigned’s attorneys-in-fact, with full power of substitution, for the undersigned in any and all capacities, to sign any amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ JAMES F. HENSEL		President, Chief Executive Officer and	June 13, 2008
JAMES F. HENSEL		Director (Principal Executive Officer)

/s/ WILLIAM K. HERGENHAN		Chief Financial Officer (Principal	June 13, 2008
WILLIAM K. HERGENHAN		Financial and Accounting Officer)

*		Director	June 13, 2008
JONATHAN A. ATER

*		Director	June 13, 2008
ELCHANAN MAOZ

*		Director	June 13, 2008
MARY H. OLDSHUE

*		Director	June 13, 2008
KENNETH D. PETERSON, JR.

		Director	June , 2008
RICHARD B. KELLER II

*By:	/s/ WILLIAM K. HERGENHAN
WILLIAM K. HERGENHAN
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
4.1	Articles of Amendment to the Third Restated Articles of Incorporation of Metro One*
4.2	Certificate of Amendment to the Amended and Restated Bylaws of Metro One*
4.3	Form of Series A Convertible Preferred Stock Certificate*
4.4	Form of Stock Purchase Warrant*
4.5	Form of Senior Secured Convertible Revolver Bridge Note*
5.1	Opinion of Heller Ehrman LLP**
10.1	Securities Purchase Agreement, dated June 5, 2007, by and between Metro One and the investors signatory thereto*
10.2	Registration Rights Agreement, dated June 5, 2007, by and between Metro One and the investors signatory thereto*
23.1	Consent of Heller Ehrman LLP (included in Exhibit 5.1)**
23.2	Consent of BDO Seidman, LLP, independent registered public accounting firm
24.1	Power of Attorney of certain officers and directors (previously filed or included on page II-4)

*	Incorporated herein by reference to Metro One’s Current Report on Form 8-K dated June 5, 2007.

**	To be filed with a pre-effective amendment to this registration statement.